Exhibit 16.1

April 26, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated April 20, 2016, of Franklin Covey Co. and are in agreement with the statements contained in the third, and fourth paragraphs in Item 4.01 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP